TO:	Amazon.com, Inc. Shareholders
FROM:	Proponents of 2019 Shareholder Proposal Requesting an Annual Report on Management of Food Waste (Proposal No.4)

DATE:	April 26, 2019

Dear Fellow Amazon.com, Inc. Shareholder:

We are writing to you seek your supporti for Proposal No. 4 on the 2019 proxy ballot of Amazon.com, Inc. This document provides an overview of the importance of addressing food waste and why we believe shareholders should vote for this proposal, which makes the following request:

Resolved: Shareholders request that Amazon.com, Inc. issue an annual report, at reasonable cost and omitting proprietary information, on the environmental and social impacts of food waste generated from the company’s operations given the significant impact that food waste has on societal risk from climate change and hunger.

The supporting statement offers several recommendations regarding appropriate content that would be material to investors for this report, including:

•	Conducting evaluations to determine the causes, quantities, and destinations of food waste;
•	Estimating greenhouse gas (GHG) emissions reductions that could be achieved or amounts of food redistributed to the food insecure if the company reduced the generation of food waste; and
•	Assessing the feasibility of setting goals to reduce food waste and disclosing progress made towards meeting these targets.

This proposal has been filed by the JLens Investor Network, on behalf of the Hammerman Family Revocable Inter Vivos Trust, and co-filed by Dignity Health, First Affirmative Financial Network, and Clean Yield Asset Management.

Rationale for a “YES” VOTE:

Enhanced disclosure by Amazon.com, Inc. (“Amazon” or “AMZN”) of both its food waste footprint and its efforts to minimize the social and environmental consequences of food waste would enable shareholders to evaluate how the Company is managing related financial, operational, regulatory, and societal risks. Such disclosures could also help Amazon identify cost savings opportunities, enhance reputation, and, at a minimum, compete effectively with its peers in demonstrating action on this critical social and environmental issue.

JLens Investor Network

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1. Addressing food waste would create cost savings opportunities for Amazon:

According to a report by ReFED, a nonprofit that advocates for food waste reduction, the U.S. wastes approximately $218 billion of food each year – with retailers accounting for $57 billion of those losses.ii Because AMZN has yet to report on the scope of food waste in its operations, the extent of product loss is unclear. Without additional transparency, shareholders are concerned that AMZN is missing meaningful opportunities to reduce product loss and related costs.

The financial benefits from reducing food waste are compelling:

•	A study from the United Kingdom showed that when four major retailors partnered with six food manufacturers and conducted inventories to identify food waste in the supply chain, the outcome was a benefit-cost ratio of 5:1. These actions included better matching forecast of supply and demand, standardizing labels, and stock reductions.iii
•	A 2017 report analyzing 700 companies over 17 countries found the median return from food waste reduction efforts was found to be $14 for every $1 invested.iv
•	Stop & Shop has saved $100 million following an analysis of freshness and product loss in its perishables department. Improved buying decisions and reduced operational waste has allowed Stop & Shop and other Ahold USA companies to further invest in customers’ shopping experience.[v]

2. Failure to address food waste presents significant reputational risk to Amazon:

There is also the potential for significant reputational risk to AMZN if it does not address food waste within its operations because of the dramatic social and environmental implications of food waste. The U.N. Food and Agriculture Organization estimates that ending food waste would preserve enough food to feed 2 billion people – more than twice the number of undernourished people in the world. In addition, food waste generates 23 percent of U.S. methane emissions, which exacerbates climate change. Wasted food production also is responsible for consuming 25 percent of U.S. freshwater, 19 percent of fertilizers, and 18 percent of cropland. AMZN has stated commitments to redefine the current model of consumption to eliminate waste and to invest in sustainability options. Failure to address its food waste footprint could put Amazon’s reputation at risk as consumers and stakeholders would see such inaction as the inability of the Company to fulfill its commitments.

3. Amazon’s approach to food waste greatly lags behind that of its competitors:

In its Recommendation of the Board of Directors advising a vote against this resolution, the Board highlights some admirable programs Amazon has in place to reduce food waste, primarily focused on food donation. It also discusses in broad terms various initiatives to increase its landfill diversion and recycling rates. Unfortunately, investors currently have no way to assess the effectiveness of these initiatives or the overall food waste footprint of the company because Amazon’s disclosure is so deficient. Indeed, the website Amazon points to in its Recommendation only highlights food donations made to Feeding America in 2016: it does not disclose data from current years, any comprehensive data about annual food donations, or any information about how much food is being wasted in its operations and supply chain.

JLens Investor Network

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Amazon’s failure to disclose comprehensive information about its food waste—either the amount of food waste or how it is being managed—is in sharp contrast to industry peers such as Hello Fresh, Kroger, Walmart, Wegmans, Ahold USA, and Weis Markets. These companies disclose or have committed to quantitative disclosure of food waste levels, set targets for reducing their food waste, and publish information on progress towards these goals. Unfortunately, despite reports that Amazon intends to expand its brick and mortar grocery business,vi AMZN has yet to report any company-wide food waste management strategy including context, metrics, and quantitative improvement goals.

Conclusion

Food waste reduction presents a meaningful opportunity for Amazon to reduce costs and identify new revenue opportunities. It is also an opportunity for the company to demonstrate its commitment to social wellbeing and environmental health and thus mitigate significant reputational risks to the company. It is essential that Amazon catch up with its peers. We believe that Amazon should be a leader, not a laggard, on this urgent social and environmental issue.

We urge you to vote FOR Proposal No. 4.

Contacts: Rabbi Joshua Ratner, Director of Advocacy, JLens Investor Network

rabbiratner@jlensnetwork.org, 646-525-3600 or

Caroline Boden, Director of Shareholder Advocacy, Mercy Investment Services, representing Dignity Health, cboden@mercyinvestments.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote FOR this resolution following the instruction provided on the management's proxy mailing.

i This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and JLens Investor Network will not accept proxies if sent. JLens Investor Network urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by JLens Investor Network.

ii https://www.refed.com/?sort=economic-value-per-ton

iiihttp://www.wrap.org.uk/sites/files/wrap/Report_The%20Business%20Case%20for%20Reducing%20Food%20Loss%20and%20Waste.pdf

iv https://champions123.org/wp-content/uploads/2017/03/report_-business-case-for-reducing-food-loss-and-waste.pdf

v https://www.greenbiz.com/blog/2012/09/17/cutting-food-waste-savings-sustainability

vi http://fortune.com/2019/03/01/amazon-may-launch-a-new-chain-of-grocery-stores/

JLens Investor Network

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www.jlensnetwork.org